UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            `   `
                                                           November 5, 2020

Via Email

Ryan A. Montgomery
Chief Executive Officer
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

        Re:      Reliv International, Inc.
                 Preliminary Information Statement on Schedule 14C Filed on October 21, 2020
                 File No. 0-19932

                 Schedule 13E-3
                 Filed on October 22, 2020
                 File No. 5-48267

Dear Mr. Montgomery:

       We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary information statement unless otherwise indicated.

Schedule 13E-3

     1. We note that the Schedule 13E-3 was filed on a later date than the date on which the preliminary Information Statement was filed. We remind you of the requirement under
        General Instruction D.1. of Rule 13e-100 that the Schedule 13E-3 be filed on the same day as the associated Schedule 14C.
 Ryan A. Montgomery
Reliv International, Inc.
November 5, 2020
Page | 2

    2. We note the disclosure that    Robert L. Montgomery, the Company   s
Chairman, Stephen
       M. Merrick, the Company   s corporate counsel and Secretary, and Donald
McCain, a
       substantial stockholder, will each guarantee a portion of the Company
s obligations
       under the Loan.    Please advise us how you determined that Messrs.
Montgomery,
       Merrick and McCain are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.

Exhibit A - Preliminary Information Statement on Schedule 14C

General

    3. Please revise the Information Statement to clearly mark it as a
preliminary copy.    See
       Rule 14c-5(d)(1).

    4. We note the statement on page 2 that    [t]his Information Statement is
dated October 19,
       2020 and is first being mailed to our stockholders on or about October
29, 2020,    as well
       as similar references throughout the Information Statement to those two dates and to
       November 18, 2020 as    20 calendar days following the date this
Information Statement
       is first mailed to our stockholders.    In your response, please advise
whether this
       preliminary Information Statement was already mailed to stockholders. Refer to Rule
       14c-5(a).

Background of the Stock Split, page 13

    5. Please provide the legal basis on which you have determined that the disclosures required by Item 1015 of Regulation M-A do not apply to the draft fairness opinion and valuation analysis that Houlihan presented and provided to the Board on August 25,
       2020.

Effects of the Stock Split, page 18

    6. We note that the Company suffered net operating losses in the fiscal years ended
       December 31, 2019 and December 31, 2018, as well as the three months ended June 30,
       2020. To the extent net operating losses exist, or are anticipated to exist before the date a definitive Information Statement is filed, please specify the constituency expected to
       become the beneficiary of the Company   s future use of any net
operating loss
       carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.
 Ryan A. Montgomery
Reliv International, Inc.
November 5, 2020
Page | 3

Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders, page 18

    7. We note your statement that    the Company will have the right to sell
additional shares to
       select persons after the Stock Option Transaction.    Please revise to
clarify this
       statement. For example, the    Stock Option Transaction    is an
undefined term in the
       Information Statement, and it is unclear what    right    of the Company
and    select
       persons    this statement is referring to.

Fairness of the Stock Split to Stockholders, page 21

    8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13,
1981). Please
       revise this section to either include the factor described in clause
(iv) of Instruction 2 to
       Item 1014 or explain why such factor was not deemed material or relevant.

    9. We note your statement on page 23 that    [t]he proposed transaction
price of $3.75 per
       pre-split share does not include any discount for the lack of liquidity of our Common
       Stock or for the minority status of the shares of our Common Stock owned by
       unaffiliated stockholders.    With a view towards disclosure, please
provide the basis for
       this statement in light of the fact that the transaction price is within the range of the market prices of the Common Stock between July 1 and September 28, 2020 and lower than the closing price on the last trading day prior to the initial announcement of the
       Stock Split, according to the disclosure on page 7. In your response, please address the fact that these market prices (1) likely reflect an illiquidity discount for the Common
       Stock based on publicly available information regarding trading volume and (2)
       potentially reflect a minority discount for the Common Stock given the fact that the
       Company   s directors, executive officers and insiders currently
beneficially own
       approximately 40% of the outstanding shares of Common Stock.

Conduct of the Company   s Business After the Stock Split, page 30

    10. We note the statements throughout the Information Statement that    a
stockholder could
        decide whether to remain a stockholder or be cashed out by buying or selling shares in the stock market so as to hold more or less than 2,000 shares of Common Stock
        immediately prior to the Stock Split.    Notwithstanding your
disclosure in Item 6(c) of
        the Schedule 13E-3 and in the last paragraph of this section on page 31 of the
        Information Statement, please clarify what plans the Company has, if any, in the event that shareholders buy and sell shares in the stock market such that the Stock Split does not result in less than 300 record holders of your Common Stock on a post-split basis.
 Ryan A. Montgomery
Reliv International, Inc.
November 5, 2020
Page | 4

Reservation of Rights, page 31

    11. We note the disclosure that    the Board reserves the right, in its
discretion, to (i) abandon
        the Stock Split prior to the proposed Effective Date, (ii) change the Redemption Price or
        (iii) change the ratio of the Stock Split (   Split Ratio   ) from
2,000 to a different figure
        (between a range of a minimum Split Ratio of 500 to a maximum Split Ratio of 3,000) if it determines that abandoning the Stock Split, changing the Redemption Price or changing the Split Ratio is in the best interests of the Company. Please disclose how the Board will decide whether to abandon the Stock Split or change the Redemption
        Price or Split Ratio, including the factors upon which those decisions would be based, if there are any factors that exist in addition to those set forth in the last paragraph on page
        31. Please also disclose whether there is a price range within which the Board may change the Redemption Price (similar to the minimum and maximum Split Ratios set forth in the above-quoted statement).

Financial Statements, page 32

    12. With a view towards revised disclosure, please explain how the financial statements in the Information Statement satisfy Item 13 of Schedule 13E-3. For example, Item
        1010(a) of Regulation M-A requires the furnishing of audited financial statements for
        the two fiscal years required to be filed with the company   s most
recent annual report,
        and the Company   s most recent annual report on Form 10-K reflects
audited financial
        statements for the fiscal years ending on December 31, 2019 and December 31, 2018. In addition, Item 1010(b) of Regulation M-A requires, among other things, the furnishing of unaudited comparative year-to-date statements of cash flows required to be filed in
        the company   s most recent quarterly report, and the Company   s most
recent quarterly
        report on Form 10-Q reflects statements of cash flows for the six months ended June 30,
        2020 and June 30, 2019. The Information Statement, however, includes only an unaudited balance sheet as of June 30, 2020, an audited balance sheet as of December
        31, 2019 and unaudited statements of net income (loss) and comprehensive income
        (loss) for the three months and six months ended June 30, 2020 and June 30, 2019.

    13. Please provide the disclosure required by Item 1010(a)(4) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 35

    14. We note that in footnote (3) to the beneficial ownership table, Renaissance Technologies
        LLC   s beneficial ownership appears to have been determined by
reference to its
           Schedule 13F rather than its Schedule 13G. However, Instruction 3 to Item 403 of
        Regulation S-K generally allows a registrant to determine its
shareholders    beneficial
        ownership solely by reference to a Schedule 13D or 13G, not a Form 13F. Please revise the beneficial ownership table to refer to Renaissance Technologies LLC s Schedule
        13G, or advise.
 Ryan A. Montgomery
Reliv International, Inc.
November 5, 2020
Page | 5

Available Information, page 36

      15. Please confirm that the Company will post the Information Statement on a specified,
          publicly-accessible Internet Web site (other than the Commission   s
EDGAR Web site)
          and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Rule 14c-2(d).

Annex B-1     Opinion of Houlihan Capital

      16. We note that Houlihan   s opinion states that it is based in part
upon    [m]anagement   s
          three-year, pro forma financial projections for the years ending December 31, 2020
          through 2022.    We further note that the Board relied, in part, on
Houlihan   s opinion in
          determining that the Stock Split is fair to your unaffiliated stockholders. Please disclose
          management   s financial projections in the Information Statement.
See Item 1015(b)(6)
          of Regulation M-A.

       We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729.

                                                               Sincerely,

                                                               /s/ Valian A.
Afshar

                                                               Valian A. Afshar
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions



cc:     Jude M. Sullivan, Esq.
        Howard & Howard Attorneys PLLC